SEC file no. 82-3848

Techtronic Industries

higher performance

corporate profile

Techtronic Industries Co. Ltd. (TTI or the Group) is a world-class supplier of superior home improvement and construction tools with a powerful portfolio of trusted brands and a strong commitment to innovation and quality. TTI's portfolio includes a full line of power equipment products, floor care appliances, laser and electronic products. Our brands include Milwaukee®, AEG® and Ryobi® power tools and accessories, Ryobi® and Homelite® outdoor power equipment and Royal®, Dirt Devil®, Regina® and Vax® floor care appliances.

In addition to our powerful brand offering, TTI is the preferred partner to many leading OEM brands and private label retail brands in North America and Europe.

Our products are sold through home centers, major retailers, full-line tool distributors, and other channels in North America, Europe and Australasia. With fast-expanding operations in these markets, the Group recorded 2004 sales of more than HK$16.30 billion, delivering another record year with double-digit growth.

TTI is listed on The Stock Exchange of Hong Kong (HKEx: 669) and maintains a Level 1 American Depositary Receipt (ADR) program (ADR: TTNDY). Headquartered in Hong Kong, the Group employs more than 24,000 people worldwide.

contents

financial highlights

for the six months period ended 30th June, 2005

		2005 HK$ m		2004 HK$ m	2005 US$ m	2004 US$ m	Changes %
Results							
Turnover		**10,217**		6,724	**1,310**	862	+52.0%
Profit attributable to shareholders of the Company		**456**		299	**59**	38	+52.7%
Earnings per share, basic (HK / US cents)		**33.65**		22.49	**4.31**	2.88	+49.6%
Interim dividend per share (HK / US cents)		**6.00**		4.50	**0.769**	0.577	+33.3%
Financial Position							
Shareholders' fund		**3,764**		3,454*	**483**	443*	+9.0%
Book value per share (HK$ / US$)		**2.77**		2.55*	**0.36**	0.33*	+8.6%
Turnover by Principal Activity							
Power equipment products	**7,889**	**78%**	4,712	70%	**1,011**	604	+67.4%
Floor care appliances	**1,980**	**19%**	1,717	26%	**254**	220	+15.3%
Laser and electronic products	**348**	**3%**	295	4%	**45**	38	+18.0%
Turnover by Geographical Market Location							
North America	**7,616**	**74%**	5,259	78%	**976**	674	+44.8%
Europe and other countries	**2,601**	**26%**	1,465	22%	**334**	188	+77.6%

* as at 31st December, 2004 – as restated

management's discussion and analysis

TTI's four-tiered strategic approach continues to deliver record performance (leading brands, exceed industry growth, commitment to innovation and unmatched operational efficiency). Total Group turnover for the six months period under review was HK$10,217 million, an increase of 52.0% over the same period of 2004. Profit rose by 52.7% to HK$456 million. Earnings per share grew 49.6% to HK33.65 cents. The Directors recommend an interim dividend of HK6.00 cents, as compared with HK4.50 cents at the interim of 2004, an increase of 33.3%.

Each business segment exhibited robust growth in turnover and profitability through well received new product introductions, additional placements in key channels and dedicated cost reduction efforts.

In January, we completed the acquisition of the Milwaukee® and AEG® professional power tool and accessories and DreBo® carbide drill bit businesses. The integration of the newly acquired businesses has been smooth. We are building on these acquired brands and their superior technology platforms by combining the Group's design and engineering resources. In addition, we have the most powerful field sales team in the power tool industry with TTI's best-in-industry Home Center sales force and Milwaukee®'s and AEG®'s best-in-industry Industrial/Contractor sales force.

During the period under review, we had several key product launches. Every brand has delivered growth in competitive markets. Our robust marketing programs successfully portray the high quality of the product lines and are designed to trigger value-driven purchases. We remain competitive by leveraging our unique economies of scale and other operational efficiencies, which contribute to sustaining our margins despite pressure from rising raw material prices.

Business Review

Power Equipment Products

The Power Equipment Products division delivered robust turnover growth of 67.4% over the same period of 2004 to HK$7,889 million, accounting for 77.2% of Group turnover. The strong growth was attributed to the double-digit growth of existing business and first six months' contribution from the recent acquisition.

Our leading position in North America is further strengthened with key innovative product launches for both professional and consumer markets. Targeting the professional / industrial users, sales of the V28™ cordless power tool line with lithium-ion technology by Milwaukee® has exceeded expectations and has been recognized by a number of trade magazines as taking the tool industry to new levels. This new product line is a primary example of how innovation can positively impact an entire market. Since its initial launch in April this year, we have seen very strong demand and we expect tremendous growth potential from this technology platform.

RIDGID® also continued to build strength and capture market share in the professional segment of the building industry with its new line of pneumatic fastening tools, exclusively featuring high performance FastenEdge Technology™. A well-executed marketing event at the National Homebuilder's Show in January and an aggressive public relations campaign have kept the RIDGID® brand in front of the customer base.

Our consumer line, under the Ryobi® brand, continued its success. The introduction of the One+ System™, a revolutionary marketing concept, was well received by the end users. We successfully added new tools to the line during the first half, supported by robust advertising in trade magazines, The Home Depot circulars and a national TV campaign tied to highly visible instore displays.

Outside of North America, our power tool business continued its positive momentum. Ryobi® delivered double digit growth powered by new products and geographic expansion. The AEG® and DreBo® businesses performed according to plan with a focus on leveraging product development and marketing synergies with the TTI Group.

The outdoor power equipment division also delivered excellent growth in the first half of the year. We continued to capitalize on the already strong position of Ryobi® and introduced a number of new products. The innovative design and function of the new gas-powered pressure washer, under the Ryobi® brand, was one of several new product introductions based on specific customer research. Homelite® continues to be a brand of choice adding to the growth of this division. We also enjoyed strong growth in Europe for the outdoor products, thanks to continuous introduction of new products.

Floor Care Appliances

Turnover in the Floor Care Appliances division increased 15.3% over the same period of 2004, to HK$1,980 million, accounting for 19.4% of Group turnover.

A strengthened North American management team is launching new marketing campaigns that highlight product innovations and cleaning solutions in response to customer needs. The Dirt Devil® brand remained a consumer favorite exhibiting strong growth across all markets. A wide range of new products has been introduced, including the new Dynamite® line of vacuums and the trendy Broom Vac™. We continued to build on our strong relationship with the key retailers, providing them with well-received products and efficient sales support. Dirt Devil® in Europe also recorded double-digit growth for the first half on aggressive advertising and new products.

Royal is celebrating its 100 year anniversary of the company with an innovative promotion campaign featuring a unique line of products, creative merchandising and packaging, and end-user promotions.

In the UK, Vax® is the fastest growing floor care brand and has captured market gains with its robust new product introductions such as the innovative upright carpet washers and easy-to-use bagless vacuums. Strong relationships with customers, energetic marketing campaigns and an array of new products promise continued growth.

Our OEM business delivered positive results as new products launched in late 2004 had exceptional end-user acceptance. Strategic investment continues in product development capabilities to support our OEM customer demand for new products. As planned, there are relentless efforts to improve product performance, increase manufacturing efficiencies and drive cost containment programs.

Laser and Electronic Products

Turnover for the Laser and Electronic Products division climbed 18.0% over the same period of 2004 to HK$348 million, accounting for 3.4% of Group turnover. The double-digit growth in sales and profits was the result of major new product introductions in key markets and aggressive productivity measures taken to contain costs. The product innovation and enhanced productivity helped strengthen the strategic alliance with our key ODM partners as we provided them continued product advantage at competitive costs.

Outlook

TTI is well positioned for excellent growth going into the second half of 2005. Continued investment in innovation has added depth and breadth to our already leading brands. The Group's core strategies (leading brands, exceed industry growth, commitment to innovation and unmatched operational efficiency) are sound and are delivering significantly higher performance in all areas of the business.

Strong sales momentum of the Power Equipment Products division will continue as many of the successful product introductions such as the V28™ from Milwaukee®, the continued expansion of the One+ System™ and RIDGID® pneumatic fastening tools will hit their full stride in the second half of the year. All of these product lines are experiencing tremendous market acceptance and are continuing to expand the number of products within each line, all indicators of strong future growth. In addition, the success of the One+ System™ will be expanded to the key markets in Europe with placements in key retail channels and heavy marketing programs to support the volume of products hitting the stores. AEG® will benefit from new products and OEM customer programs to be launched in the second half.

In outdoor power equipment, under the Ryobi® and Homelite® brands, new products such as a log splitter, gas powered pressure washer and blowers will continue to drive strong performance through the second half of the year. All markets will benefit from the new product launches.

The Floor Care Appliances division is poised for market share gains across all geographic markets with a number of new product launches. A major opportunity for business expansion in the second half of the year will be the introduction of the Vax® brand in the US market with a new generation of Vax® vacuum cleaners, in collaboration with major national retailers. This unique and premium "cutting edge" product line will feature a philosophy called Next Clean, which combines effectiveness with user-focused engineering, to deliver superior cleaning with less strain and less bending by the user.

The Laser and Electronic Products division will continue to expand its business with its powerful array of new products. A range of electronic hand tools, solar lights and electronic infant care products to be launched in the second half of the year is expected to deliver excellent future growth. The innovative AIRgrip® laser technology platform is being expanded in the second half and will be supported by substantial marketing programs. In addition, we will continue to expand our presence in Europe where significant potential remains untapped.

TTI has every reason to believe we will stay on course for record performance. Even though raw material cost trends remain uncertain and consumers are more demanding, our leading brands have delivered what they take to win in the marketplace: a flow of highly innovative and quality products, a dedication to cost rationalization and earning the trust and respect of all of our partners in every industry. The on-going integration of the Milwaukee®, AEG® and DreBo® is positioning the Group to leverage marketing and operational synergies, generating opportunities for significant growth and efficiency gains.

financial review

Acquisition

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as "DreBo®" accessories businesses, ("the Sold Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Sold Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Sold Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). The parties are in the process of finalizing the closing statements for the Business and if the net tangible assets of the Business as shown in such agreed closing statements are less than US$285 million (approximately HK$2,223 million), the purchase price will be reduced by the amount of the shortfall. If the net tangible assets of the Business as shown in such agreed closing statements are greater than US$285 million (approximately HK$2,223 million), the purchase price will be increased by the amount of such excess.

The final accounting of purchase price will be determined after the procedures stipulated in the Sales and Purchase Agreement have been completed.

The acquisition strengthens the Group's brand profile, product offerings and distribution network in the global power tool industry, particularly in the US and European markets.

The Group has moved forward with its integration plans to reap the synergistic benefits in engineering, manufacturing and the supply chain for our operations. Leveraging the strengths of the combined business, the Group will be able to compete more effectively in the global power tool industry and to further enhance its leadership position.

Results Analysis

The Group reported a turnover growth of 52.0% for the period under review to HK$10,217 million, contributed by strong organic growth of all business units and the newly acquired business completed on 3rd January, 2005. Profit attributable to shareholders of the Company for the period increased by 52.7% to HK$456 million from HK$299 million. Profit margin improved to 4.47%, despite higher administrative and financing expenses and effective tax rate from acquisition. Earnings per share increased by 49.6% from HK22.49 cents to HK33.65 cents.

Gross margin continued to improve from 29.8% to 31.0% as a result of a more favorable product portfolio from current and newly acquired business and continuous cost improvement programs adopted by all operations, offsetting higher raw material prices.

The Group's EBITDA (earnings before interest, tax, depreciation and amortization) for the period under review increased by 68.2% to HK$939 million from HK$558 million. EBITDA margin improved from 8.3% to 9.2%.

Selling, distribution, advertising and warranty expenses efficiency improved from 10.3% to turnover reported last year to 9.9% for the period under review. The Group had already identified various cost improvement opportunities through integration and consolidation with the newly acquired operations to further rationalize the cost structure and improve efficiencies.

The Group continued to invest in the design and development of innovative high quality products. For the current period under review, the Group spent HK$252 million or 2.5% of Group turnover, as compared to HK$165 million or 2.5% of Group turnover same period last year.

Following the completion of the acquisition, the Group's own and licensed brand business expanded to 81.5% of Group turnover (2004: 74.1%), an increase of 67.3%. North America remained to be the Group's major market with turnover growth of 44.8%, representing 74.5% of Group turnover (2004: 78.2%). The Group's business in Europe and other countries increased by 77.6%, accounting for 25.5% (2004: 21.8%) of Group turnover, in line with the Group's strategy to expand business beyond the North American market.

Effective tax rate increased from 11.9% to 16.4% as a result of the recent acquisition. The Group will continue to capitalize on its global operation for more effective tax planning.

Liquidity and Financial Resources

The Group's working capital remained healthy. As at 30th June, 2005, net current assets was at HK$2.43 billion as compared to HK$2.15 billion same period last year.

Total inventory value, as a result of the acquisition completed at beginning of the year, increased to HK$4.37 billion. Average inventory days improved by 4 days to 64 days as compared to same period last year with finished goods turnover days improved by 6 days to 43 days. Excluding the acquired inventory, the increase was in line with the organic growth of the Group.

Trade receivables increased by 3 days to 51 days when compared to same period last year. The increase was mainly due to different credit terms of the acquired business.

Trade and other payables were at 59 days, as compared to 53 days same period last year.

The Group continues to maintain a well balanced and carefully structured loan portfolio to support its long-term growth strategy and is also able to secure additional financing at favorable terms. Taking advantage of the low interest rate environment, the Group tapped into the capital market with two transactions in first quarter 2005 through its wholly owned entity in the United States. The Group placed US$200 million fixed interest rate Notes in two tranches, of US$150 million for 10 years at 5.44% per annum, and US$50 million for 7 years at 5.17% per annum, with private investors in the United States. Another US$200 million LIBOR-based floating rate transferable term loan was arranged through an elite group of financial institutions for a 3-year period extendable to 5 years. Both issues received overwhelming support and were successfully closed in March 2005. The proceeds were used to refinance existing bank borrowings.

The Group's net gearing, expressed as a percentage of total net borrowing to equity attributable to shareholders of the Company, was at 118.6% as a result of the Milwaukee®, AEG® and DreBo® acquisition, which was fully funded by internal resources and borrowings. In addition, the Group's working capital requirement is higher in the first half to prepare for the peak shipment period in the second half. With the Group's strong cash flow generating capability, the gearing ratio is expected to improve by end of the year.

Net interest expenses amounted to HK$127 million, as compared to HK$37 million same period last year as a result of additional borrowings and the effective interest expense, a non-cash item, on the liability component of the convertible bonds in accordance with HKAS 39. Interest coverage, expressed as a multiple of profit before interest and tax to total net interest remained at healthy level of 5.33 times (2004: 10.35 times).

The Group's major borrowings including the ones issued during the period are in US Dollars and HK Dollars. Other than the fixed interest rate Notes, all borrowings are either LIBOR or Hong Kong best lending rates based. As the Group's major revenues are in US Dollars, there is a natural hedge mechanism in place and currency exposure is relatively low. The current 2% appreciation of the RMB also has very little impact on our operation as our RMB cost base is relatively small. To enhance overall risk management for its expansion, the Group had already strengthened its treasury management capability and will closely monitor and manage its currency and interest rate exposure.

Capital expenditure for the period amounted to HK$288 million with depreciation charges of HK$245 million.

Capital Commitments and Contingent Liabilities

Total capital commitments as at 30th June, 2005 amounted to HK$243 million compared to HK$154 million as at 31st December, 2004.

As at 30th June, 2005, there were no material contingent liabilities or off balance sheet obligations.

Charges

None of the Group's assets are charged or subject to any encumbrance.

Human Resources

The Group employed a total of 24,825 employees (2004: 16,294 employees) in Hong Kong and overseas. Total staff costs for the period under review amounted to HK$1,091 million as compared to HK$647 million same period last year. The increase was due to the expansion of the Group's operations.

The Group regards human capital as vital to the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training and leadership development programs throughout the organization.

The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

interim dividend

The Directors recommend an interim dividend of HK6.00 cents per share (2004 interim dividend: HK4.50 cents). The interim dividend will be paid to shareholders listed on the register of members of the Company on 16th September, 2005. It is expected that the interim dividend will be paid on or about 30th September, 2005.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 12th September, 2005 to Friday, 16th September, 2005, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 9th September, 2005.

condensed consolidated income statement (unaudited)

for the six months period ended 30th June, 2005

	Notes	2005 HK$'000	2004 HK$'000	2005 US$'000 (Note 13)	2004 US$'000 (Note 13)
Turnover	3	**10,217,328**	6,724,115	**1,309,914**	862,066
Cost of sales		**(7,045,245)**	(4,720,044)	**(903,235)**	(605,134)
Gross profit		**3,172,083**	2,004,071	**406,679**	256,932
Other operating income		**15,092**	14,074	**1,935**	1,804
Interest income		**22,692**	22,155	**2,909**	2,840
Selling, distribution, advertising and warranty expenses		**(1,008,271)**	(693,737)	**(129,265)**	(88,941)
Administrative expenses		**(1,226,291)**	(762,714)	**(157,220)**	(97,785)
Research and development costs		**(251,880)**	(164,759)	**(32,292)**	(21,123)
Profit from operations	4	**723,425**	419,090	**92,746**	53,727
Finance costs		**(149,734)**	(58,702)	**(19,197)**	(7,526)
Profit before share of results of associates and taxation		**573,691**	360,388	**73,549**	46,201
Share of results of associates		**(2,999)**	(626)	**(384)**	(80)
Profit before taxation		**570,692**	359,762	**73,165**	46,121
Taxation	5	**(93,741)**	(42,677)	**(12,018)**	(5,471)
Profit for the period		**476,951**	317,085	**61,147**	40,650
Attributable to:					
Shareholders of the Company		**456,362**	298,858	**58,507**	38,313
Minority interests		**20,589**	18,227	**2,640**	2,337
Profit for the period		**476,951**	317,085	**61,147**	40,650
Dividends		**(169,651)**	(118,444)	**(21,750)**	(15,185)
Earnings per share (HK / US cents)	6				
Basic		**33.65**	22.49	**4.31**	2.88
Diluted		**31.89**	21.78	**4.09**	2.79

condensed consolidated balance sheet

as at 30th June, 2005

	Notes	30th June 2005 HK$'000 (Unaudited)	31st December 2004 HK$'000 (Audited and restated)	30th June 2005 US$'000 (Note 13)	31st December 2004 US$'000 (Note 13)
Assets					
Non-current assets					
Property, plant and equipment		**1,746,805**	879,846	**223,949**	112,801
Lease prepayment		**69,309**	4,772	**8,886**	612
Goodwill		**4,060,924**	653,504	**520,631**	83,783
Negative goodwill		–	(28,868)	–	(3,701)
Intangible assets		**473,522**	232,881	**60,708**	29,857
Interests in associates		**168,982**	160,442	**21,664**	20,569
Investments in securities		–	27,193	–	3,486
Available-for-sale investments		**23,259**	–	**2,982**	–
Deferred tax assets		**377,125**	329,711	**48,349**	42,271
Other assets		**1,195**	1,195	**153**	153
		6,921,121	2,260,676	**887,322**	289,831
Current assets					
Inventories		**4,372,339**	2,787,059	**560,556**	357,315
Trade and other receivables	7	**3,378,887**	2,762,156	**433,190**	354,123
Deposits and prepayments		**441,051**	382,421	**56,545**	49,028
Bills receivable		**359,074**	256,836	**46,035**	32,928
Tax recoverable		**31,453**	872	**4,032**	112
Trade receivable from associates		**1,276**	1,247	**164**	160
Bank balances, deposits and cash		**1,733,787**	5,452,057	**222,280**	698,982
		10,317,867	11,642,648	**1,322,802**	1,492,648
Current liabilities					
Trade, bills and other payables	8	**4,063,120**	3,395,650	**520,913**	435,340
Warranty provision		**261,258**	241,375	**33,495**	30,946
Trade payable to an associate		**29,228**	21,593	**3,747**	2,768
Tax payable		**129,119**	105,092	**16,554**	13,473
Dividend payable		**169,651**	–	**21,750**	–
Obligations under finance leases – due within one year		**14,874**	6,266	**1,907**	803
Discounted bills with recourse		**2,477,588**	3,208,964	**317,639**	411,406
Borrowings – due within one year		**746,875**	840,450	**95,754**	107,750
		7,891,713	7,819,390	**1,011,759**	1,002,486
Net current assets		**2,426,154**	3,823,258	**311,043**	490,162
Total assets less current liabilities		**9,347,275**	6,083,934	**1,198,365**	779,993

	Note	**30th June 2005** HK$'000 (Unaudited)	31st December 2004 HK$'000 (Audited and restated)	**30th June 2005** US$'000 (Note 13)	31st December 2004 US$'000 (Note 13)
Capital and Reserves					
Share capital	9	**135,907**	135,230	**17,424**	17,337
Reserves		**3,627,990**	3,318,586	**465,122**	425,461
Equity attributable to shareholders of the Company		**3,763,897**	3,453,816	**482,546**	442,798
Minority interests		**101,147**	82,032	**12,968**	10,517
Total Equity		**3,865,044**	3,535,848	**495,514**	453,315
Non-current Liabilities					
Obligations under finance leases – due after one year		**139,641**	8,989	**17,903**	1,152
Convertible bonds		**1,064,664**	1,051,257	**136,495**	134,777
Borrowings – due after one year		**4,233,124**	1,446,292	**542,709**	185,422
Deferred tax liabilities		**44,802**	41,548	**5,744**	5,327
		5,482,231	2,548,086	**702,851**	326,678
		9,347,275	6,083,934	**1,198,365**	779,993

for the six months period ended 30th June, 2005

	30th June 2005 HK$'000	30th June 2004 HK$'000	30th June 2005 US$'000 (Note 13)	30th June 2004 US$'000 (Note 13)
Net cash used in operating activities	**(359,419)**	(490,549)	**(46,080)**	(62,891)
Net cash used in investing activities	**(5,415,728)**	(267,791)	**(694,324)**	(34,332)
Net cash from financing activities	**2,028,835**	151,482	**260,108**	19,421
Net decrease in cash and cash equivalents	**(3,746,312)**	(606,858)	**(480,296)**	(77,802)
Cash and cash equivalents at 1st January	**5,314,518**	2,444,098	**681,349**	313,346
Effect of foreign exchange rate changes	**47,726**	(5,789)	**6,117**	(743)
Cash and cash equivalents at 30th June	**1,615,932**	1,831,451	**207,170**	234,801
Analysis of the balances of cash and cash equivalents				
Represented by:				
Bank balances, deposits and cash	**1,733,787**	1,970,998	**222,280**	252,692
Bank overdrafts	**(117,855)**	(139,547)	**(15,110)**	(17,891)
	1,615,932	1,831,451	**207,170**	234,801

condensed statement of changes in equity (unaudited)

for the six months period ended 30th June, 2005

	Attributable to shareholders of the Company								
	Share capital HK$'000	Share premium HK$'000	Convertible bonds-equity component HK$'000	Translation reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January, 2004	132,497	672,083	–	45,519	–	1,662,785	2,512,884	46,374	2,559,258
Exchange differences on translation of overseas operations not recognized in the income statement	–	–	–	(4,237)	–	–	(4,237)	–	(4,237)
Shares issued at a premium	1,166	57,603	–	–	–	–	58,769	–	58,769
Profit for the period	–	–	–	–	–	298,858	298,858	18,227	317,085
Final dividend – 2003	–	–	–	–	–	(118,444)	(118,444)	–	(118,444)
At 30th June, 2004	133,663	729,686	–	41,282	–	1,843,199	2,747,830	64,601	2,812,431
At 31st December, 2004									
– As previously reported	135,230	810,611	–	71,498	–	2,421,327	3,438,666	82,032	3,520,698
– Effects of changes in accounting policies	–	–	26,334	–	–	(11,184)	15,150	–	15,150
– As restated	135,230	810,611	26,334	71,498	–	2,410,143	3,453,816	82,032	3,535,848
At 31st December, 2004									
– As restated	135,230	810,611	26,334	71,498	–	2,410,143	3,453,816	82,032	3,535,848
– Effects of changes in accounting policies	–	–	–	–	–	28,868	28,868	–	28,868
At 1st January, 2005 – as restated	135,230	810,611	26,334	71,498	–	2,439,011	3,482,684	82,032	3,564,716
Exchange differences on translation of overseas operations not recognized in the income statement	–	–	–	(70,511)	–	–	(70,511)	(1,474)	(71,985)
Shares issued at a premium	677	61,012	–	–	–	–	61,689	–	61,689
Employee share option benefits	–	–	–	–	3,324	–	3,324	–	3,324
Profit for the period	–	–	–	–	–	456,362	456,362	20,589	476,951
Final dividend – 2004	–	–	–	–	–	(169,651)	(169,651)	–	(169,651)
At 30th June, 2005	**135,907**	**871,623**	**26,334**	**987**	**3,324**	**2,725,722**	**3,763,897**	**101,147**	**3,865,044**

1 **Basis of Preparation**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules") and with Hong Kong Accounting Standard 34 Interim Financial Reporting.

2 **Changes in Accounting Policies**

The condensed financial statements have been prepared on the historical cost basis.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2004 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards (HKFRSs), Hong Kong Accounting Standards (HKASs) and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business Combinations

In the current period, the Group has applied HKFRS 3, Business Combinations, which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarized below:

(i) Goodwill

In previous periods, goodwill arising on acquisitions was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalized on the balance sheet, the Group has discontinued amortizing such goodwill from 1st January, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortization of goodwill has been charged in the current period. Comparative figures for 2004 have not been restated.

(ii) Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognized all negative goodwill at 1st January, 2005, with a corresponding increase to retained earnings.

Share-based Payments

In the current period, the Group has applied HKFRS 2 Share-based Payments which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st January, 2005. In relation to share options granted before 1st January, 2005, the Group has not applied HKFRS 2 to share options granted on or before 7th November, 2002 and share options that were granted after 7th November, 2002 had vested before 1st January, 2005 in accordance with the relevant transitional provisions.

Financial Instruments

In the current period, the Group has applied HKAS 32 Financial Instruments: Disclosure and Presentation and HKAS 39 Financial Instruments: Recognition and Measurement. HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarized below:

(i) Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

On 1st January, 2005, investments securities which are unlisted equity in nature have been reclassified as available-for-sale investments. Available-for-sale investments are stated at cost as their fair value cannot be reliably measured. If there is objective evidence that an individual investment has been impaired, such impairment would be recognized in the income statement.

(ii) Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognized, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively for transfers of financial assets on or after 1st January, 2005. As a result, the Group's bills receivables with full recourse which were derecognized prior to 1st January, 2005 have not been restated. As at 30th June, 2005, the Group's bills receivables with full recourse have not been derecognized. Instead, the related borrowings of HK$159,341,000 have been recognized on the balance sheet date. This change has had no material effect on the results for the current period.

(iii) Convertible bonds

HKAS 32 requires an issuer of a compound financial instrument (that contains both financial liability and equity components) to separate the compound financial instrument into its liability and equity components on its initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortized cost using the effective interest method. The principle impact of HKAS 32 on the Group is in relation to convertible bonds issued by the Company that contain both liability and equity components. Previously, convertible bonds were classified as liabilities on the balance sheet. Because HKAS 32 requires retrospective application, comparative figures have been restated. Comparative profit for 2004 has been restated in order to reflect the increase in effective interest on the liability component (see Note 2(a) and 2(b) for the financial impact).

2 Changes in Accounting Policies *(continued)*

Lease Prepayments

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 Leases. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 2(a) and 2(b) for the financial impact).

(a) The effect of changes in the above accounting policies on the consolidated income statement are as follows:

	Effect of adopting				Total effect on adoption of HKFRSs and HKASs
	HKAS 17 HK$'000	HKAS 32 & HKAS 39 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	HK$'000
For the six months period ended 30th June, 2005 (unaudited)					
Increase/(decrease) in profit					
Increase in employee share option benefits	–	–	(3,324)	–	(3,324)
Decrease in depreciation	425	–	–	–	425
Increase in amortization of lease prepayment	(425)	–	–	–	(425)
Increase in finance costs	–	(11,184)	–	–	(11,184)
Total decrease in profit	–	(11,184)	(3,324)	–	(14,508)
Decrease in basic earnings per share (HK cents)	–	(0.82)	(0.25)	–	(1.07)

	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
For the six months period ended 30th June, 2004 (unaudited)					
Increase/(decrease) in profit					
Decrease in depreciation	64	–	–	–	64
Increase in amortization of lease prepayment	(64)	–	–	–	(64)
No change in profit	–	–	–	–	–

2 Changes in Accounting Policies *(continued)*

(b) The effect of changes in the above accounting policies on the consolidated balance sheet are as follows:

	Effect of adopting				
	HKAS 17 HK$'000	HKAS 32 & HKAS 39 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total effect on adoption of HKFRSs and HKASs HK$'000
At 1st January, 2005 (audited and restated)					
Decrease in property, plant and equipment	(4,772)	–	–	–	(4,772)
Increase in lease prepayment	4,772	–	–	–	4,772
Decrease in investments in securities	–	(27,193)	–	–	(27,193)
Increase in available-for-sale investments	–	27,193	–	–	27,193
Derecognition of negative goodwill	–	–	–	(28,868)	(28,868)
Recognition of equity component of convertible bonds	–	26,334	–	–	26,334
Increase in deferred tax liabilities	–	5,586	–	–	5,586
Decrease in convertible bonds	–	(20,736)	–	–	(20,736)
Retained profits	–	(11,184)	–	28,868	17,684

	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 30th June, 2005 (unaudited)					
Decrease in property, plant and equipment	(69,309)	–	–	–	(69,309)
Increase in lease prepayment	69,309	–	–	–	69,309
Decrease in investments in securities	–	(23,259)	–	–	(23,259)
Increase in available-for-sale investments	–	23,259	–	–	23,259
Derecognition of negative goodwill	–	–	–	(28,868)	(28,868)
Increase in bills receivable	–	159,341	–	–	159,341
Increase in discounted bills with recourse	–	159,341	–	–	159,341
Recognition of equity component of convertible bonds	–	26,334	–	–	26,334
Increase in deferred tax liabilities	–	5,586	–	–	5,586
Decrease in convertible bonds	–	(9,552)	–	–	(9,552)
Increase in employee share-based compensation reserve	–	–	3,324	–	3,324
Retained profits	–	(22,368)	(3,324)	28,868	3,176

3 Segment Information

	Six months period ended 30th June			
	Turnover		*Segment results*	
	2005 HK$'000	2004 HK$'000	**2005** HK$'000	2004 HK$'000
By principal activity:				
Manufacturing and trading of:				
Power equipment products	**7,889,483**	4,711,892	**549,588**	294,282
Floor care appliances	**1,979,827**	1,717,292	**103,514**	80,457
Laser and electronic products	**348,018**	294,931	**70,323**	59,379
	10,217,328	6,724,115	**723,425**	434,118
Amortization of goodwill			**–**	(17,180)
Release of negative goodwill to income			**–**	2,152
Profit from operations			**723,425**	419,090
By geographical market location:				
North America	**7,615,796**	5,259,245	**562,793**	366,423
Europe and other countries	**2,601,532**	1,464,870	**160,632**	67,695
	10,217,328	6,724,115	**723,425**	434,118
Amortization of goodwill			**–**	(17,180)
Release of negative goodwill to income			**–**	2,152
Profit from operations			**723,425**	419,090

4 Profit from Operations

	Six months period ended 30th June	
	2005 HK$'000	2004 HK$'000 (As restated)
Profit from operations has been arrived at after charging (crediting):		
Depreciation and amortization of property, plant and equipment	**244,969**	160,682
Amortization of lease prepayment	**425**	64
Amortization of intangible assets	**16,755**	4,597
Amortization of goodwill	**–**	17,180
Release of negative goodwill to income	**–**	(2,152)
Staff costs	**1,091,117**	646,596

5 Taxation

	Six months period ended 30th June	
	2005	2004
	HK$'000	HK$'000
The total tax charge comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	**22,305**	33,531
Overseas Tax	**44,770**	14,501
Deferred Tax	**26,666**	(5,355)
	93,741	42,677

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

6 Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the ordinary shareholders of the Company is based on the following data:

	Six months period ended 30th June	
	2005	2004
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the period attributable to shareholders of the Company	**456,362**	298,858
Amortization of arrangement fees of convertible bonds	**1,834**	N/A
Effective interest on convertible component of convertible bonds	**9,227**	N/A
Earnings for the purpose of diluted earnings per share	**467,423**	298,858
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,356,152,770**	1,328,955,297
Effect of dilutive potential ordinary shares:		
Share options	**43,505,459**	43,371,852
Convertible bonds	**65,922,585**	N/A
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,465,580,814**	1,372,327,149

7 Trade and Other Receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000
0 to 60 days	**2,801,621**	2,323,226
61 to 120 days	**223,733**	264,250
121 days or above	**82,698**	57,009
Total trade receivables	**3,108,052**	2,644,485
Other receivables	**270,835**	117,671
	3,378,887	2,762,156

8 Trade, Bills and Other Payables

The aging analysis of trade payables is as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000 (As restated)
0 to 60 days	**1,695,467**	1,487,387
61 to 120 days	**56,330**	211,234
121 days or above	**10,766**	17,907
Total trade payables	**1,762,563**	1,716,528
Bills payables	**335,820**	510,144
Other payables	**1,964,737**	1,168,978
	4,063,120	3,395,650

9 Share Capital

	Number of shares		Share capital	
	30th June 2005	31st December 2004	**30th June 2005** HK$'000	31st December 2004 HK$'000
Ordinary shares				
Authorized:				
At 1st January of HK$0.10 each (2004: HK$0.20 each)	**2,400,000,000**	800,000,000	**240,000**	160,000
Increased in authorized share capital	**–**	400,000,000	**–**	80,000
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	**–**	1,200,000,000	**–**	–
Shares of HK$0.10 each	**2,400,000,000**	2,400,000,000	**240,000**	240,000
Issued and fully paid:				
At 1st January of HK$0.10 each (2004: HK$0.20 each)	**1,352,304,652**	662,486,826	**135,230**	132,497
Issued on exercise of share options	**6,761,000**	24,336,000	**677**	2,733
Subdivision of one share of HK$0.20 each into two shares of HK$0.10 each	**–**	665,481,826	**–**	–
Shares of HK$0.10 each	**1,359,065,652**	1,352,304,652	**135,907**	135,230

On 28th May, 2004, ordinary resolutions were passed by the shareholders of the Company to approve the increase (the "Increase") in the authorized share capital of the Company to HK$240,000,000 and the subdivision (the "Subdivision") of each issued and unissued shares of HK$0.20 each in the authorized share capital into two ordinary shares of HK$0.10 each. The Increase and the Subdivision became effective on 28th and 31st May, 2004 respectively.

The shares issued during the period rank pari passu in all respects with the existing shares.

10 Capital Commitments

	30th June 2005 HK$'000	31st December 2004 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment and licence	**177,052**	151,762
Capital expenditure authorized but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	**66,273**	2,067

11 Contingent Liabilities

	30th June 2005 HK$'000	31st December 2004 HK$'000
Guarantees given to banks in respect of credit facilities utilized by associates	**24,570**	24,455
Bills discounted with recourse	–	207,338
	24,570	231,793

12 Acquisition of Subsidiaries

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as "DreBo®" accessories businesses, ("the Sold Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Sold Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Sold Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). The parties are in the process of finalizing the closing statements for the Business and if the net tangible assets of the Business as shown in such agreed closing statements are less than US$285 million (approximately HK$2,223 million), the purchase price will be reduced by the amount of the shortfall. If the net tangible assets of the Business as shown in such agreed closing statements are greater than US$285 million (approximately HK$2,223 million), the purchase price will be increased by the amount of such excess. Details of the acquisition are set out in the circular issued by the Company dated 23rd November, 2004.

The final accounting of purchase price will be determined after the procedures stipulated in Sales and Purchase Agreement have been completed.

The preliminary effect of the acquisition is summarized as follows:

	HK$'000
Net assets acquired	1,869,930
Goodwill arising on the acquisition	3,407,420
Satisfied by cash consideration	5,277,350
Net cash outflow arising on the acquisition	
Cash consideration	(5,277,350)
Bank balances and cash acquired	212,137
	(5,065,213)

13 US Dollar Equivalents

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.0.

14 Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation of the financial statements.

Directors' and Chief Executive's Interests in Shares

As at 30th June, 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Name of directors	Name of company / associated corporation	Capacity / Nature of interests	Interests in shares (other than pursuant to equity derivatives)(1)	Interests in underlying shares pursuant to equity derivatives(1)	Total interests in shares / underlying shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	The Company	Beneficial owner	76,554,000	26,688,000	326,661,794	24.04%
	The Company	Interest of spouse	760,000	–	–	–
	The Company	Interest of controlled corporation	222,659,794(2)	–	–	–
Mr Roy Chi Ping Chung, JP	The Company	Beneficial owner	113,541,948	13,824,000	164,576,978	12.11%
	The Company	Interest of spouse	136,000	–	–	–
	The Company	Interest of controlled corporation	37,075,030(3)	–	–	–
Mr Kin Wah Chan	The Company	Beneficial owner	730,000	2,000,000	2,730,000	0.20%
Mr Chi Chung Chan	The Company	Beneficial owner	200,000	3,000,000	3,200,000	0.24%
Dr Akio Urakami	The Company	Beneficial owner	1,150,000	300,000	1,450,000	0.11%
Mr Vincent Ting Kau Cheung	The Company	Beneficial owner	1,920,000	800,000	2,720,000	0.20%
Mr Joel Arthur Schleicher	The Company	Beneficial owner	200,000	500,000	700,000	0.05%
Mr Christopher Patrick Langley	The Company	Beneficial owner	400,000	300,000	700,000	0.05%
Mr Manfred Kuhlmann	The Company	Beneficial owner	–	100,000	100,000	0.01%

Notes:

(1) Interests in shares and underlying shares stated above represent long positions.

The equity derivatives are physically settled and unlisted.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives represent options granted to them pursuant to the share option schemes adopted by the Company.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited* in which Mr Roy Chi Ping Chung, JP has a beneficial interest.

* *Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Mr Roy Chi Ping Chung, JP.*

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at 30th June, 2005.

Share Options

The following table discloses movements in the Company's share options during the six months period ended 30th June, 2005:

Name of directors	Date of share options granted	Share option scheme category (1)	Outstanding at beginning of the period	Granted during the period (2)	Exercised during the period (3)	Outstanding at end of the period	Subscription price HK$	Exercise period
Mr Horst Julius Pudwill	28.6.2002	C	25,728,000	–	–	25,728,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C	560,000	–	–	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	400,000	–	–	400,000	12.170	25.2.2004 - 24.2.2009
Mr Roy Chi Ping Chung, JP	28.6.2002	C	12,864,000	–	–	12,864,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C	560,000	–	–	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	400,000	–	–	400,000	12.170	25.2.2004 - 24.2.2009
Mr Kin Wah Chan	25.2.2004	C	1,000,000	–	–	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	C	1,000,000	–	–	1,000,000	12.525	1.3.2004 - 28.2.2009
Mr Chi Chung Chan	17.7.2003	C	1,000,000	–	–	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	C	500,000	–	–	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	1,000,000	–	–	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	C	500,000	–	–	500,000	12.525	1.3.2004 - 28.2.2009
Dr Akio Urakami	25.2.2004	C	300,000	–	–	300,000	12.170	25.2.2004 - 24.2.2009
Mr Vincent Ting Kau Cheung	30.4.2002	C	400,000	–	–	400,000	3.200	30.4.2002 - 29.4.2007
	17.7.2003	C	300,000	–	–	300,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C	100,000	–	–	100,000	12.170	25.2.2004 - 24.2.2009
Mr Joel Arthur Schleicher	30.4.2002	C	200,000	–	–	200,000	3.200	30.4.2002 - 29.4.2007
	17.7.2003	C	200,000	–	–	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C	100,000	–	–	100,000	12.170	25.2.2004 - 24.2.2009
Mr Christopher Patrick Langley	17.7.2003	C	200,000	–	–	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C	100,000	–	–	100,000	12.170	25.2.2004 - 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	C	–	100,000	–	100,000	17.750	7.2.2005 - 6.2.2010
Total for directors			47,412,000	100,000	–	47,512,000		
Employees	23.7.2001	B	600,000	–	300,000	300,000	1.058	23.7.2001 - 22.7.2006
	30.4.2002	C	2,880,000	–	150,000	2,730,000	3.200	30.4.2002 - 29.4.2007
	5.7.2002	C	1,000,000	–	–	1,000,000	3.350	5.7.2002 - 4.7.2007
	17.7.2003	C	8,295,000	–	3,588,000	4,707,000	7.625	17.7.2003 - 16.7.2008
	1.9.2003	C	40,000	–	20,000	20,000	8.825	1.9.2003 - 31.8.2008
	19.9.2003	C	204,000	–	–	204,000	8.685	19.9.2003 - 18.9.2008
	18.12.2003	C	148,000	–	148,000	–	10.360	18.12.2003 - 17.12.2008
	1.3.2004	C	11,026,000	–	2,355,000	8,671,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	C	200,000	–	–	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	C	300,000	–	–	300,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	C	200,000	–	–	200,000	12.000	7.6.2004 - 6.6.2009
	25.6.2004	C	40,000	–	–	40,000	11.500	25.6.2004 - 24.6.2009
	10.8.2004	C	400,000	–	200,000	200,000	11.300	10.8.2004 - 9.8.2009
	18.8.2004	C	60,000	–	–	60,000	11.250	18.8.2004 - 17.8.2009
	2.10.2004	C	1,000,000	–	–	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	C	250,000	–	–	250,000	15.710	13.12.2004 - 12.12.2009
	17.1.2005	C	–	150,000	–	150,000	16.520	17.1.2005 - 16.1.2010
	7.2.2005	C	–	100,000	–	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	C	–	200,000	–	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	C	–	25,000	–	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	C	–	200,000	–	200,000	17.200	10.5.2005 - 9.5.2010
	1.6.2005	C	–	20,000	–	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	C	–	250,000	–	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	C	–	500,000	–	500,000	19.200	27.6.2005 - 26.6.2010
Total for employees			26,643,000	1,445,000	6,761,000	21,327,000		
			74,055,000	1,545,000	6,761,000	68,839,000		

	Outstanding at beginning of the period	Granted during the period	Exercised during the period	Outstanding at end of the period	Percentage to total Company's shares in issue at end of the period
Total under Scheme B	600,000	–	300,000	300,000	0.02%
Total under Scheme C	73,455,000	1,545,000	6,461,000	68,539,000	5.04%
	74,055,000	1,545,000	6,761,000	68,839,000	5.06%

Notes:

(1) Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ("Scheme B").
Scheme adopted on 28th March, 2002 ("Scheme C").

(2) The closing prices of the Company's shares immediately before 17th January, 2005, 7th February, 2005, 7th April, 2005, 27th April, 2005, 10th May, 2005, 1st June, 2005, 17th June, 2005, 27th June, 2005, the dates of grant, were HK$16.35, HK$17.60, HK$17.20, HK$17.80, HK$17.25, HK$17.40, HK$17.90 and HK$18.70 respectively.

(3) The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$16.52 to HK$19.17.

(4) No options cancelled during the period.

Substantial Shareholders' Interests in Shares

As at 30th June, 2005, the interests and short positions of the following persons, other than directors and chief executive of the Company, in the shares, underlying shares and debentures of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of the SFO:

Name	Total interests in shares[1]	Approximate aggregate percentage of interests
FMR Corp [2]	148,719,800	10.943%
J.P. Morgan Chase & Co. [3]	149,059,878	10.968%

Notes:

(1) Interests in shares stated above represent long positions.

(2) The capacity of FMR Corp. in holding the 148,719,800 shares was as Investment Manager.

(3) The following is a breakdown of the interests in shares of J.P. Morgan Chase & Co.:

Name	Remarks	Total interests in shares		Approximate percentage of interests
		Direct interests	Deemed interests	
J.P. Morgan Chase & Co.	(a)	–	149,059,878	10.968%
JPMorgan Chase Bank, N.A.	(b)	48,958,923	15,550	3.604%
JF Asset Management (Taiwan) Limited	(b)	5,504,000	–	0.405%
JF Funds Limited	(b)	–	5,504,000	0.405%
JF Asset Management Limited	(b)	90,992,905	5,504,000	7.100%
JF International Management Inc.	(b)	270,000	–	0.020%
J.P. Morgan Fleming Asset Management (Asia) Inc.	(b)	–	100,066,905	7.363%
J.P. Morgan Fleming Asset Management Holdings Inc.	(b)	–	100,085,405	7.364%
J.P. Morgan Fleming Asset Management (UK) Limited	(b)	18,500	–	0.001%
Robert Fleming Asset Management Limited	(b)	–	18,500	0.001%
Robert Fleming Holdings Ltd.	(b)	–	18,500	0.001%
JF Asset Management (Singapore) Limited	(b)	3,300,000	–	0.243%
J.P. Morgan Securities Ltd.	(b)	15,550	–	0.001%
J.P. Morgan Chase International Holdings Limited	(b)	–	15,550	0.001%
J.P. Morgan Chase (UK) Holdings Limited	(b)	–	15,550	0.001%
J.P. Morgan Capital Holdings Limited	(b)	–	15,550	0.001%
J.P. Morgan International Finance Limited	(b)	–	15,550	0.001%
J.P. Morgan International Inc.	(b)	–	15,550	0.001%

Remarks:

(a) J.P. Morgan Chase & Co. is listed on the New York Stock Exchange.

The capacity of J.P. Morgan Chase & Co. in holding the 149,059,878 shares was, as to 15,550 shares, as Beneficial Owner, as to 100,085,405 shares, as Investment Manager and, as to 48,958,923 shares, as Custodian.

The 149,059,878 shares included a lending pool of 48,958,923 shares.

(b) JPMorgan Chase Bank, N.A., JF Asset Management (Taiwan) Limited, JF Funds Limited, JF Asset Management Limited, JF International Management Inc., J.P. Morgan Fleming Asset Management (Asia) Inc., J.P. Morgan Fleming Asset Management Holdings Inc., J.P. Morgan Fleming Asset Management (UK) Limited, Robert Fleming Asset Management Limited, Robert Fleming Holdings Ltd., JF Asset Management (Singapore) Limited, J.P. Morgan Securities Ltd., J.P. Morgan Chase International Holdings Limited, J.P. Morgan (UK) Holdings Limited, J.P. Morgan Capital Holdings Limited, J.P. Morgan International Finance Limited and J.P. Morgan International Inc., were all direct or indirect subsidiaries of J.P. Morgan Chase & Co. and by virtue of the SFO, J.P. Morgan Chase & Co. was deemed to be interested in the shares held by these subsidiaries.

Save as disclosed above, no other person was interested in or had a short position in the shares, underlying shares and debentures of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at 30th June, 2005.

Audit Committee

The Audit Committee is composed of three independent non-executive directors, Mr Joel Arthur Schleicher (Chairman), Mr Christopher Patrick Langley and Mr Manfred Kuhlmann. The Audit Committee has reviewed with management the accounting policies and practices adopted by the Group and discussed internal controls and financial reporting matters, including a review of the unaudited interim financial statements for the six months period ended 30th June, 2005.

Corporate Governance

The Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months period ended 30th June, 2005, with deviations from code provision A.4.1 of the CG Code only in respect of the service term of non-executive directors.

Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election.

None of the existing non-executive (including independent non-executive) directors of the Company is appointed for a specific term. This constitutes a deviation from code provision A.4.1 of the CG Code. However, all the directors of the Company (executive, non-executive and independent non-executive) are subject to the retirement by rotation at each annual general meeting under 103(A) of the Articles of Association of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

Remuneration Committee

A Remuneration Committee has been established in accordance with the requirements of the CG Code. The Remuneration Committee comprises one non-executive director, Mr Vincent Ting Kau Cheung (Chairman) and two independent non-executive directors, Mr Christopher Patrick Langley and Mr Manfred Kuhlmann.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by directors as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the directors of the Company (the "Code"). Having made specific enquiry of the directors of the Company, all the directors confirmed that they had compiled with the required standards as set out in the Code during the six months period ended 30th June, 2005.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

Purchase, Sales or Redemption of Shares

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong
18th August, 2005

Board of Directors

Group Executive Directors

Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Mr Roy Chi Ping Chung, JP
Group Managing Director

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan

Non-executive Directors

Dr Akio Urakami
Mr Vincent Ting Kau Cheung

Independent Non-executive Directors

Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley
Mr Manfred Kuhlmann

Financial Calendar 2005

30th June:	Six months interim period end
18th August:	Announcement of 2005 interim results
9th September:	Last day to register for 2005 interim dividend
12th-16th September:	Book closure period for interim dividend
30th September:	Interim dividend payment
31st December:	Financial year end

Investor Relations Contact

Investor Relations and Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong
email: ir@tti.com.hk

Website

www.ttigroup.com

Earning results, annual/interim reports are available online

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (code: 669)
Zero Coupon Convertible Bonds 2009 (code: 2591)
ADR Level 1 Programme (code: TTNDY)

Share Registrar and Transfers Office

Secretaries Limited
G/F, Bank of East Asia
Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong
Tel: (852) 2980 1888
Fax: (852) 2861 0285

ADR Depositary

The Bank of New York

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank N.A.
Standard Chartered Bank
Wachovia Bank, N.A.
Commerzbank A.G.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

All trademarks are registered trademarks of their respective owners.

The use of the trademark RYOBI® is pursuant to a license granted by Ryobi Limited.

RIDGID® is a registered trademark of Ridgid, Inc., part of Emerson Professional Tools, a business of St. Louis-based Emerson (NYSE: EMR). The orange color used on these products and the combination of orange and grey are trademarks for RIDGID® brand power tools.

Hong Kong

Techtronic Industries Co. Ltd.
Homelite Far East Co. Ltd.

Headquarters
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
T (852) 2402 6888
F (852) 2413 5971

Homelli Laboratories Co. Ltd.
T (852) 2413 3923
F (852) 2498 8264

Solar Wide Industrial Ltd.
T (852) 2480 0888
F (852) 2480 1320
www.solarwide.com.hk

Techtronic Appliances (Hong Kong) Ltd.
T (852) 2402 6888
F (852) 3118 1776
23/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.

China

Techtronic Industries Assembly Factory
No. 3 Industrial Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523962
T (86-769) 558 2172
F (86-769) 558 2575

Techtronic Appliances Assembly Factory 1
T (86-769) 558 0962
F (86-769) 558 7962

Homelite Asia (Dongguan) Co. Ltd.
T (86-769) 575 8001
F (86-769) 598 6286
Shang Tun Village
Jan Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province, 523941

Techtronic Appliances Assembly Factory 2
Jan Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523941
T (86-769) 558 4125
F (86-769) 558 4135

Homelli Laboratories Assembly Factory
Solar Wide Assembly Factory
Dong Xing Industrial Zone
No. 38, Xia Shi Jia Road, Jiang Shi Village Road
Gong Ming Town, Bao An County
Shenzhen 518106
T (86-755) 2773 0588
F (86-755) 2773 0433

Taiwan

Techtronic Industries (Taiwan) Co. Ltd.
3F-3, No. 122-19, Sec 2, Chung Kang Road
Shi Tun Dist., Taichung, Taiwan 407
T (886-4) 2706 8052
F (886-4) 2106 7976

Canada

Ryobi Technologies Canada, Inc.
150 Werlich Drive, Unit #5&6
Cambridge, Ontario N1T 1N6
T (1-519) 624 2222
F (1-519) 624 0600

USA

Homelite Consumer Products, Inc.
www.homelite.com

Techtronic Industries North America, Inc.
www.ryobitools.com

1428 Pearman Dairy Road
Anderson, South Carolina 29625
T (1-864) 226 6511
F (1-864) 261 9435

OWT Industries, Inc.
255 Pumpkintown Hwy.
Pickens, South Carolina 29671
T (1-864) 226 6511
F (1-864) 261 9435

Royal Appliance Mfg. Co.
7005 Cochran Road
Glenwillow, Ohio 44139
T (1-440) 996 2000
F (1-440) 996 2027
www.royalappliance.com

Milwaukee Electric Tool Corporation
13135 W. Lisbon Road
Brookfield, WI 53005
T (1-262) 781 3600
F (1-262) 783 8555
www.milwaukeetool.com

Europe

France

Ryobi Technologies SAS
209, rue De La Belle Etoile
Zi Paris Nord 2-95945, Roissy, CDG
T (33-1) 4990 1414
F (33-1) 4990 1429
www.ryobi-europe.com

Germany

Ryobi Technologies GmbH
T (49-2103) 2958 0
F (49-2103) 2958 29
www.ryobi-europe.com

Royal Appliance International GmbH
T (49-2103) 200710
F (49-2103) 200777
www.dirtdevil.de

Itterpark, 7 D-40724 Hilden

AEG Electric Tools GmbH
Max-Eyth-Str. 10
D-71364 Winnenden
T (49-7195) 120
F (49-7195) 12666
www.aeg-pt.com

Drebo Werkzeugfabrik GmbH
Ulrichstr. 22
88361 Altshausen
T (49-7584) 29000
F (49-7584) 290019
www.drebo.de

United Kingdom

Ryobi Technologies (UK) Ltd.
Anvil House, Tuns Lane
Henley-on-Thames
Oxfordshire RG9 1SA
T (44-1491) 848 700
F (44-1491) 848 701
www.ryobipower.co.uk

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
T (44-1905) 795 959
F (44-1905) 795 958
www.vax.co.uk

Australasia

Australia

Ryobi Technologies Australia Pty Ltd.
359-361 Horsley Road
Milperra, NSW 2214
T (61-2) 9792 9800
F (61-2) 9774 5705
www.ryobi.com.au

Vax Appliances (Australia) Pty Ltd.
296 Victoria Road
Malaga, WA 6090
T (61-8) 9247 8100
F (61-8) 9247 8190
www.vax.com.au

New Zealand

Ryobi Technologies (New Zealand) Ltd.
27 Clemow Drive
Mt. Wellington
Auckland
T (64-9) 573 0230
F (64-9) 573 0231
www.ryobi.co.nz

Cover design by Sedgwick Richardson

echtronic Industries Co. Ltd.
/F, CDW Building, 388 Castle Peak Road
uen Wan, N.T., Hong Kong
(852) 2402 6888 F (852) 2413 5971
www.ttigroup.com